SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                      COMMISSION FILE NUMBER: 333-51713

                      MARKET HUB PARTNERS STORAGE, L.P.
                      MARKET HUB PARTNERS FINANCE, INC.
                        MOSS BLUFF HUB PARTNERS, L.P.
                       MOSS BLUFF HUB PARTNERS, L.L.C.
                           EGAN HUB PARTNERS, L.P.
                          EGAN HUB PARTNERS, L.L.C.
    (Exact names of registrants as specified in their respective charters)

                               16420 PARK 10 PLACE
                                    SUITE 420
                              HOUSTON, TEXAS 77084
                                 (281) 597-6777
    (Address, including zip code, and telephone number, including area code, of each registrant's principal executive offices)

                          8 1/4% SENIOR NOTES DUE 2008
                             AND RELATED GUARANTEES
            (Title of each class of securities covered by this Form)

                                     NONE.*
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      *Market Hub Partners Storage, L.P. may continue to file with the Securities and Exchange Commission certain reports on a voluntary basis.

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)  [ ]         Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)  [ ]
         Rule 12h-3(b)(1)(i)   [ ]         Rule 15d-6             [x]

      Approximate number of holders of record as of the certification or notice date: 27 (as of December 31, 1998)

      Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  March 4, 1999                MARKET HUB PARTNERS STORAGE, L.P.
                                     (By: MARKET HUB PARTNERS
                                          STORAGE, L.L.C., its General Partner)

                                    MARKET HUB PARTNERS FINANCE, INC.

                                    MOSS BLUFF HUB PARTNERS, L.P.
                                     (By: MOSS BLUFF HUB PARTNERS, L.L.C.,
                                          its General Partner)

                                    MOSS BLUFF HUB PARTNERS, L.L.C.

                                    EGAN HUB PARTNERS, L.P.
                                     (By: EGAN HUB PARTNERS, L.L.C.,
                                          its General Partner)

                                    EGAN HUB PARTNERS, L.L.C.



                                    By: /s/ ANTHONY J. CLARK
                                            Anthony J. Clark
                                            Vice President and Chief Financial
                                            Officer